

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via E-mail</u>
Richard A. Doyle
Treasurer and Chief Financial Officer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

      Re: Senior Housing Properties Trust
              Form 10-K for fiscal year ended December 31, 2013
              Filed March 3, 2014
              File No. 1-15319

Dear Mr. Doyle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Daniel L. Gordon

                                    Daniel L. Gordon
                                    Accounting Branch Chief